US Bank Tower 633 West 5th Street 37th Floor Los Angeles, CA 90071-2013 +1 213 808 5700 Main +1 213 808 5760 Fax www.dechert.com

REZA PISHVA

December 20, 2013	reza.pishva@dechert.com +1 213 808 5736 Direct +1 213 808 5760 Fax

Via EDGAR

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	RBC Funds Trust (the “Trust”) SEC File Numbers: 333-111986 and 811-21475

Dear Mr. Bartz:

In a telephone conversation on November 26, 2013 with Reza Pishva and Thor Imsdahl, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 52 (“PEA No. 52”) and Post-Effective Amendment No. 53 (“PEA No. 53”) to the Trust’s registration statement filed with the SEC on October 4, 2013, and October 16, 2013, respectively. PEA No. 52 was filed for the purpose of registering shares of two new series of the Trust: RBC Emerging Markets Equity Fund and RBC Emerging Markets Small Cap Equity Fund (each, a “Fund,” and collectively, the “Emerging Markets Equity Funds”). PEA No. 53 was also filed for the purpose of registering shares of two new series of the Trust: RBC Short Duration Fixed Income Fund and RBC Ultra-Short Fixed Income Fund (each, a “Fund,” and collectively, the “RBC Short Fixed Income Funds”) (together with the “Emerging Markets Equity Funds,” the “Funds”). We have reproduced your comments below, followed by our responses.

ALL FUNDS

1.                  Fees and Expenses of the Fund: Shareholder Fees

Comment:  The Staff noted that the Prospectus indicates that redemptions by wire are subject to a $15 wire fee. The Staff noted that the Funds’ Fee and Expense Tables do not show that amount as a redemption fee and requested that the Registrant show that amount in the Fee and Expense Tables.

December 20, 2013 Page 2

Response:  We have not implemented the requested change because the Registrant believes that the current disclosure meets the Form N-1A requirements. We note that Item 3 to Form N-1A provides that, if applicable, a redemption fee should be provided as a percentage of the amount redeemed. In this case, the $15 wire fee is an amount charged to a shareholder if they request a particular service from a bank (i.e., wire services) and the $15 amount should not be presented as a Shareholder Fee charged by the Fund as it could arguably mislead the reader that there is such a charge on every redemption. We believe that the current disclosure in the prospectus is sufficient and consistent with Form N-1A requirements.

2.                  More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks: Investment Objective

Comment:  The Staff noted that the Funds’ investment objectives are non-fundamental and therefore may be changed by the Board of Trustees without shareholder approval. The Staff requested that the Registrant explain supplementally to the Staff whether and how the Registrant would provide notice to shareholders of such a change.

Response:  The Registrant has added disclosure to clarify that the Fund will provide shareholders with at least 60 days’ prior notice of any change in its 80% investment policy.

3.                  Statement of Additional Information: Description of Securities and Investment Practices: Derivatives

Comment:  The Staff noted that the Funds invest in credit default swaps and requested that the Funds disclose in the SAI that the Funds will segregate assets equal to the full notional value of the credit default swap when it is a protection seller.

Response:   The Funds’ asset segregation procedures do provide for the Funds to segregate assets equal to the full notional value of the credit default swap when it is a protection seller. The Funds’ SAI disclosure has been clarified to read as follows: “In cases where a Fund is a seller of a CDS or CDX contract, the Fund will earmark and reserve assets, in cash or liquid securities, equal to the full notional amount of the CDS or CDX.”

4.                  Fees and Expenses of the Fund: Expense Limitation Agreements

Comment:  The Staff noted that with respect to the footnote reference in the fee table, the Fund should confirm that the expense limitation agreement will remain in place for no less than one year from the effective date of the Funds’ registration statement. The Staff requested that the expense limitation agreement is filed.

December 20, 2013 Page 3

Response:  We confirm that the expense limitation agreement will remain in effect for no less than one year from the effective date of the Funds’ registration statement. We will file the expense limitation agreement.

RBC EMERGING MARKETS EQUITY FUNDS

5.                  Fees and Expenses of the Fund: Shareholder Fees

Comment:  The Staff noted that the Fee and Expense Table indicates “None” for Class A for the Maximum Deferred Sales Charge, but noted that a footnote indicates that a “1.00% CDSC is imposed on redemptions of Class A shares made within 12 months of a purchase of $1 million or more of Class A shares on which no front-end sales charge was paid.” The Staff requested, in accordance with Instruction 2(a) of Item 3 of Form N-1A that the 1.00% CDSC should be shown in the Fee and Expense Table line item.

Response:  The Registrant believes that it would be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the Fee and Expense Table, because no shareholder would be charged both a front-end sales charge and a CDSC of 1.00%. The Registrant believes that the Fee and Expense Table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1 million or more (i.e., pay no front-end sales charge) and sell such shares within 12 months of the purchase date—in the footnote and in the waiver of sales charge section of the prospectus is appropriate. The Registrant notes that the imposition of the 1.00% CDSC is uncommon compared to the imposition of a front-end sales charge. In addition, consistent with Form N-1A, if both the front-end sales charge and the CDSC for Class A shares were shown in the fees and expenses table, they would also need to be included in the Example, which would result in further misleading information in the Example. The Registrant respectfully declines to make revisions to the Fee and Expense Table in this regard.

6.                  Principal Investment Strategies

Comment:  The Staff requested that with respect to the first paragraph the RBC Emerging Markets Equity Funds identify and disclose the investments that provide exposure to equity securities.

Response:  We can confirm that the “participation notes” are the investments that provide exposure to equity securities.

December 20, 2013 Page 4

Comment:  The Staff requested that the RBC Emerging Markets Equity Funds disclose their derivative strategies as referenced on page 13 in the section entitled “Liquidity Risk.”

Response:  The disclosure on page 13 has been revised to reflect that derivatives are not a principal investment strategy of the RBC Emerging Markets Equity Funds.

Comment:  The Staff requested information regarding the market capitalization range of the RBC Emerging Markets Small Cap Equity Fund that explains why $5 billion is deemed to be small-cap. The Staff also requested that the RBC Emerging Markets Equity Funds provide their market capitalization policies for their investments in equity securities.

Response:  The Registrant considers small cap companies to be those companies with market capitalizations equal to those within the universe of the MSCI Emerging Markets Small Cap Index stocks. We have revised the disclosure for the RBC Emerging Markets Small Cap Equity Fund to reflect a market capitalization at the time of purchase of up to $2.2 billion.

With respect to the RBC Emerging Markets Equity Fund, we decline to provide disclosure regarding a market capitalization policy as such information is not required be to disclosed for this Fund.

Comment:  The Staff noted that the principal investment strategy indicates that a security is economically tied to an emerging market country if, among other things, it is “principally traded on the emerging country’s securities markets” and asked how being principally traded in that regard would expose a company's assets to the economic fortunes and risks of the emerging market country. In addition, the Staff noted that the RBC Emerging Markets Equity Funds define emerging market issuer to include one that “derives a significant percentage” of its income from operation within the emerging country and requested that they define such “significant percentage” as at least 50%.

Response:  The Registrant notes that many mutual funds define an emerging country issuer to include those that, among other attributes, have the principal trading market for their securities in an emerging market country, without further explanation. We also note that, as originally proposed by the SEC, 1940 Act Rule 35d-1 would have required investment companies with terms such as “emerging market” in their name to invest in securities that met one of three criteria specified in the rule, one of which was that the investments be in “securities that are traded principally in the country or region suggested by the company's name.” The Registrant believes that a company whose primary listing is on a securities exchange or market in the emerging market country is exposed to the economic fortunes and risks of that emerging market country because that security’s price, as traded in the emerging market, would rise and fall with economic fortunes and risks of the general market of that country.

December 20, 2013 Page 5

In addition, the Registrant declines to define the “significant percentage” of a company’s income from operations within an emerging country as 50%, as the Registrant believes that the “significant percentage” factor is only one factor, and seeks to retain flexibility to weigh various factors in this regard as appropriate.

Comment:  The Staff requested that the RBC Emerging Markets Equity Funds disclose information about the criteria that make a country an “emerging market” country.

Response:  The relevant disclosure has been clarified to indicate that:

The Fund may consider classifications by the World Bank, the International Finance Corporation or the United Nations (and its agencies) in determining whether a country is emerging or developed. Currently, emerging countries include, but are not limited to, countries in Asia (excluding Japan), Africa, Eastern Europe, the Middle East, and Latin America.

Comment:  The Staff noted that the RBC Emerging Markets Equity Funds do not have a stated policy with respect to maturity of convertible securities. The staff requested that they provide a maturity policy or, if none, disclose that there is none.

Response:  The RBC Emerging Markets Equity Funds do not have a prescribed investment policy with respect to maturity of convertible securities and may invest in convertible securities of varying maturities. Maturity is a factor that the RBC Emerging Markets Equity Funds consider when investing in convertible securities, but there is no specific target. Therefore, consistent with Instruction 3 to Item 9(b) of Form N-1A, we do not believe any revisions to the RBC Emerging Markets Equity Funds' disclosure are necessary.

7.                  Principal Risks

Comment:  The Staff requested disclosure regarding derivatives risk if derivatives are part of the RBC Emerging Markets Equity Funds’ principal investment strategy, as is indicated on page 13 in the paragraph entitled “Liquidity Risk.”

Response:  The disclosure on page 13 has been revised to reflect that derivatives are not a principal investment strategy of the RBC Emerging Markets Equity Funds.

Comment:  The Staff requested disclosure regarding “Issuer/Credit Risk” that corresponds to the “Issuer/Credit Risk” disclosure discussed on page 13.

December 20, 2013 Page 6

Response:  The requested disclosure has been added.

8.                 More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks: Investing for Temporary Defensive Purposes

Comment:  The Staff requested deletion of the chart on page 11 that is entitled “Risk Profile of Mutual Fund” because it references securities that are not being used by the RBC Emerging Markets Equity Funds.

Response:  The chart on page 11 has been deleted.

9.                  More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks: Principal Risks

Comment:  The Staff requested clarification whether the “Smaller Company Risk” disclosure as discussed on page 14 applies only to the RBC Emerging Markets Small Cap Equity Fund or to both RBC Emerging Markets Equity Funds.

Response:  We can confirm that the “Smaller Company Risk” disclosure applies only to the RBC Emerging Markets Small Cap Equity Fund.

RBC SHORT FIXED INCOME FUNDS

10.              Principal Investment Strategies

Comment:  The Staff requested an explanation of as to how the RBC Short Fixed Income Funds’ principal investment strategies of investing up to 25% of their net assets in securities that are non-investment grade (high yield/junk bond) is consistent with “preservation of capital” as discussed in the Funds’ investment objectives.

Response:  The Registrant maintains that the RBC Short Fixed Income Funds’ investment strategy to invest in securities that are non-investment grade (high yield/junk bond) is consistent with the overall stated investment objective of the Fund, which is “a high level of current income consistent with preservation of capital.” Investing in non-investment grade (high yield/junk bond) is a strategy that allows the Funds’ to meet the objective of seeking a high level of current income. Using fundamental credit analysis, the Funds seek to independently identify and invest only in non-investment grade securities that exhibit investment grade quality. The allocation of the portfolios assets to this investment will vary from time to time based on market opportunities. Finally, a number of existing mutual funds in the Funds’ competitive universe, with preservation of capital in their investment objective, invest anywhere from 10-35% of their net assets in high yield/junk bond. Without the ability to invest in non-investment grade securities, the Funds will be at a competitive disadvantage.

December 20, 2013 Page 7

Comment:  The Staff suggested that the discussion of duration is moved to the “Interest Rate Risk” disclosure in the “Principal Risks” section.

Response:  The Registrant respectfully declines to make this change.

Comment:  The Staff requested that the Registrant supplementally inform the Staff how derivatives are valued for purposes of the 80% names rule policies.

Response:  The market values of such derivatives will be used for purposes of the RBC Short Fixed Income Funds’ 80% policy.

Comment: The Staff requested with regard to the fourth paragraph that the term “consistent income and principal preservation” in this section be revised to be made consistent with the Fund’s investment objective.

Response:  The requested revision has been made.

11.    Principal Risks

Comment:  The Staff requested the inclusion of principal risks that correspond to the Fund’s permissible investments that are described in the first paragraph of the section entitled “Principal Investment Strategies.”

Response:  The requested disclosure has been added.

Comment:  The Staff requested the inclusion of disclosure language in the “Derivatives Risk” section that addresses the risks of investing in interest rate futures, which are mentioned in the section, entitled “Principal Investment Strategies.”

Response:  The requested revision has been made.

RBC SHORT DURATION FIXED INCOME FUND

12.               Principal Investment Strategies

Comment:  The Staff requested with regard to the second paragraph an explanation of how the policy of lengthening duration in periods of high volatility is consistent with preservation of capital, as referenced in the RBC Short Duration Fixed Income Fund’s section entitled “Investment Objective.”

December 20, 2013 Page 8

Response:  We have removed this language from the “Principal Investment Strategies” section because it is not an active strategy implemented by the Fund. We have instead included risk disclosure that discusses the concept of extension risk in the “Principal Risks” section.

Please do not hesitate to contact the undersigned at 213.808.5736 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Reza Pishva
Reza Pishva

cc:	Jon Rand, Dechert LLP
Lee Thoresen, RBC Global Asset Management (U.S.) Inc.